LAW OFFICES

REISMAN & ASSOCIATES, P.A.

6975 NW 62nd Terrace

Parkland, Florida 33067

Writer’s email: jbrrapa@comcast.net

Telephone 954-344-0809                                                                                Facsimile 928-569-8195

December 8, 2006

Mr. H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Physicians Remote Solutions, Inc. ( the “Company”)

Amendment No. 3 to Registration Statement on Form SB-2

Filed November 2, 2006

File No. 333-131599

Dear Mr. Owings:

Reference is made to your letter of November 21, 2006 with respect to Amendment No. 3 to the Company’s registration statement. The following paragraph numbers and captions correspond to the numbered paragraphs in your letter. Paragraph numbers 7 through 9 will be responded to directly by the Company. The factual basis for the following responses was provided to us by the Company.

The changes and revisions described in this letter refer to Amendment No. 4 to the Company’s registration statement on Form SB-2.

Risk Factors

Although our financial statements have been prepared ….

1.

The risk factor has been revised as you requested.

Management’s Plan of Operation

2.

When the Company filed its initial pre-effective registration statement, it intended to expend a substantial portion of its available funds on marketing of its product after the completion of  beta testing. At that time, the Company expected  an earlier completion date of the beta testing. Because, however, the beta testing has recently been completed, the Company is just beginning to expend significant funds on marketing activities and has enough available funds to complete its limited marketing plan as described under this caption. In addition, the Company

REISMAN & ASSOCIATES, P.A.

Mr. H. Christopher Owings, Assistant Director

December 8, 2006

does not pay any rent or cash executive compensation. Accordingly, even in the absence of sales revenues or additional capital investment in the Company, the Company believes that it has sufficient funds to remain in business through July 2007. Disclosure of the foregoing has been made under this caption.

Executive Compensation

3.

The dollar amount has been corrected.

Selling Shareholders

4.

The Company believes that all relevant facts relating to the private sale have been disclosed. Included in those facts, is the statutory basis for the exemption from registration under the Securities Act of 1933 as well as a summary of certain of the facts that support such exemption.

5.

Pursuant to my telephone conversation with Ms. Quarles and Mr. Fieldsend, disclosure of the following has been made:

•

The Company has not made an analysis as to whether either of Mr. Schreiber or Ms. Stewart falls within the definition of the terms broker or dealer in the Securities Exchange Act of 1934 Act and does not have sufficient information to do so.

•

In the event that they are a broker or dealer as those terms are defined in that Act, they will each be an underwriter as that term is defined in the Securities Act of 1933 with respect to all shares sold by them which have been registered in the registration statement of which the prospectus is a part.

Plan of Distribution

6.

The Company will not offer for sale any of the shares being registered. Disclosure has been made that the Company is not aware of the factors utilized by the selling stockholders in determining the price of $.65 per share and that the Company does not believe that the price is based upon any recognized criteria of value.

.

REISMAN & ASSOCIATES, P.A.

Mr. H. Christopher Owings, Assistant Director

December 8, 2006

If you have any further comments or questions, please do not hesitate to contact me.

Sincerely,

/s/ Jonathan B. Reisman

Jonathan B. Reisman